FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA COMPLETES STRATEGIC TRANSACTION WITH ALMIRALL IN RESPIRATORY DISEASE

AstraZeneca today announced that it has completed the strategic transaction to transfer the rights to Almirall's respiratory franchise to the company.

As previously announced, the business combination gives AstraZeneca ownership of the rights for the development and commercialisation of Almirall's proprietary respiratory business, including rights to revenues from Almirall's existing partnerships, as well as its pipeline of investigational novel therapies.

The franchise includes Eklira® (aclidinium); Duaklir® Genuair®, the combination of aclidinium with formoterol (LAMA/LABA) that has received a positive opinion from the CHMP in the EU and is being developed in the US; LAS100977 (abediterol), a once-daily long-acting beta2-agonist (LABA) in Phase II; an M3 antagonist beta2-agonist (MABA) platform in pre-clinical development (LAS191351, LAS194871) and Phase I (LAS190792); and multiple pre-clinical programmes. Almirall Sofotec, an Almirall subsidiary focused on the development of innovative proprietary devices, also transfers to AstraZeneca.

From completion, AstraZeneca will access all on-market revenues, contributing to the company's return to growth. The company expects the transaction to be neutral to Core EPS in 2015 and accretive from 2016. The transaction will have no impact on AstraZeneca's guidance for 2014.

Pascal Soriot, Chief Executive Officer, AstraZeneca, said: "I am delighted to welcome our Almirall colleagues to AstraZeneca. Respiratory disease is one of our company's key therapeutic areas, and the combination of these exciting portfolios reinforces our long-term commitment to patients with asthma and COPD. Our expanded product and device offering will enable us to bring better treatment options to patients."

Following the completion of the transaction, AstraZeneca will pay Almirall approximately $875 million of initial consideration, subject to adjustment for working capital, and up to $1.22 billion in development, launch and sales-related milestones. AstraZeneca has also agreed to make various sales-related payments.

About COPD
COPD (chronic obstructive pulmonary disease) is a progressive disease associated mainly with tobacco smoking, air pollution or occupational exposure, which can cause obstruction of airflow in the lungs resulting in debilitating bouts of breathlessness. It affects an estimated 210 million people worldwide and is predicted to be the third leading cause of death by 2020. Although COPD is widely regarded as a disease of the elderly, 50 per cent of patients are estimated to be between 50 and 65 years of age, meaning half of the COPD population is likely to be affected at a stage in their life when they are at the peak of their earning potential and are likely to have major family responsibilities.

About Asthma
Asthma is a chronic inflammatory disorder of the airways in which the bronchi are reversibly narrowed. It affects people of all ages and is a significant source of morbidity and mortality worldwide. Asthma can be allergic (induced by an immune response to inhaled allergens such as pollen, fungal spores or dust mite particles) or non-allergic (induced by exercise, cough, viral respiratory infection, or inhalation of smoke or chemicals in the workplace). The airway narrowing characteristic of asthma is a response of the immune system to the asthma trigger.

Severe persistent asthma is classified by the frequency of symptoms throughout the day and night, use of reliever inhalers, interference with daily activities, peak flow readings and whether asthma exacerbations require use of inhaled corticosteroids (ICS) more than twice a year. Asthma treatment usually includes ICS that reduce inflammation of the airways to prevent asthma symptoms and exacerbations, combined with long-acting β2-agonist bronchodilators and a short-acting β2-agonist or other bronchodilator for relief.
About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler        +44 20 7604 8030 (UK/Global)
Vanessa Rhodes      +44 20 7604 8037 (UK/Global)
Ayesha Bharmal      +44 20 7604 8034 (UK/Global)
Jacob Lund                       +46 8 553 260 20 (Sweden)
Michele Meixell                + 1 302 885 2677 (US)

Investor Enquiries

Thomas Kudsk Larsen	+44 20 7604 8199	mob: +44 7818 524185
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Anthony Brown	+44 20 7604 8067	mob: +44 7585 404943
Jens Lindberg	+44 20 7604 8414	mob: +44 7557 319729
Eugenia Litz	+44 207 604 8233	mob: +44 788 473 5627

3 November 2014
-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 November 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary